Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

31 August 2012

Remuneration package for incoming CEO Mr Matthew Lehman

On 24 May 2012 the Company announced that Mr Matthew Lehman would assume the role of Chief Executive Officer effective 1 September 2012. Mr Lehman will receive a combination of fixed remuneration, short term incentive (STI) and long term incentive (LTI).

Mr Lehman will receive a total fixed remuneration (TFP) of US$325,000. In addition the company will pay for health insurance, in accordance with United States employment conditions, and the employer contribution for unemployment, medicare and social security taxes.

STI payments of up to 10% of TFP will be available subject to meeting individual and company STI performance hurdles.

Mr Lehman will also be eligible to participate in the issue of options as part of a LTI plan. The issue of options will be subject to the approval of shareholders.

Termination benefits, to the extent permitted by the Corporations Act, are payable to Mr Lehman in certain events of termination of his employment.

ENDS

For further information please contact:

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

About Prima BioMed

Prima BioMed is a global biotechnology company headquartered in Australia. As a leader in personalised bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximise value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889